April 22, 2008
Mr. Sean Donahue
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Archer-Daniels-Midland Company Form 10-K for Fiscal Year Ended June 30, 2007 Definitive Proxy Statement on Schedule 14A filed September 28, 2007 Filed August 27, 2007 File No. 1-00044
Dear Mr. Donahue:
     This letter shall serve as the response of Archer-Daniels-Midland Company (the “Company”) to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the comment letter dated March 31, 2008. The Staff comments have been reproduced in italic in this letter and the response of the Company to each comment is set forth immediately following the comment.
Form 10-K for the Fiscal Year Ended June 30, 2007
General
1. You state on page 50 of your Form 10-K that you have unconsolidated affiliates located in Africa and Asia, regions that include Sudan, Syria, Iran, and North Korea. Various news reports indicate that you or your subsidiaries have had dealings with or in at least some of these countries. Your filing does not include any specific information regarding contacts with these countries, which are identified by the State Department as state sponsors of terrorism, and subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products or technology that you have provided into the referenced countries, and any agreements, commercial arrangements, or other contacts with their governments or entities controlled by them.
     Response: In the last two fiscal years the Company and its affiliates (excluding entities in which the Company does not have a majority ownership or operational control) engaged in a number of commercial transactions for the sale of food, food ingredients, animal feed, animal feed ingredients and in certain instances where legally permitted, the provision of freight for customer delivery. Examples of products involved in these transactions include edible oils and

Securities and Exchange Commission

April 18, 2008
fats, proteins, lecithin, cocoa liquor, cocoa powder, cocoa butter, cocoa mass, soybean meal, soybeans, corn, lysine, rice, barley and sorghum all having an export classification code of EAR 99.
The customers involved in these transactions are non-government controlled entities in the sanctioned countries, third parties from non-sanctioned countries who as part of international commodity transactions would trade directly or indirectly with the referenced countries, government-controlled agencies of the referenced countries and/or the U.S. Department of Agriculture.
These transactions are either pre-approved and licensed by the U.S. Government or fall within the exceptions provided by applicable export control laws and regulations. While it is difficult to predict the potential for future commercial transactions with or involving counterparties located in the referenced countries, we anticipate that, barring a change in U.S. export policy or law, we will continue to engage in business transactions in these countries as described above.
Definitive Proxy Statement on Schedule 14A
Annual Compensation, page 13
2. We reissue prior comment 6. Supplement your disclosure to clarify why you believe that the three-year weighted average return on net assets is a better measurement tool that more closely correlates to growth in stockholder value than the total business return measure. Also, you have not provided an explanation of why you have weighted each of the three years in the manner described on page 15. We remind you that your compensation discussion and analysis should provide investors with material information that is necessary to an understanding of the company’s compensation policies.
     Response: A metric based upon the return on net assets which measures the efficiency of the use of assets focusing on operating effectiveness from a total capital perspective was believed by the Committee to be preferable to a metric based upon total business return in view of the capital intensive nature of the business of the Company. The Committee wanted to maintain a multiple-year aspect to the LTI program (the prior plan utilized a rolling 3-year period), but desired to more heavily weight the current year’s performance in order to place more focus and in turn, a greater incentive on performance in the current year rather than the previous years.
Sincerely,
D. J. Smith
Executive Vice President, Secretary
& General Counsel
cc: Steve Mills